UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  October 21, 2018

ENLINK MIDSTREAM, LLC

(Exact name of registrant as specified in its charter)

DELAWARE	001-36336	46-4108528
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1722 ROUTH STREET, SUITE 1300 DALLAS, TEXAS	75201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (214) 953-9500

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company                                              ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.       ☐

Item 1.01.                                        Entry into a Material Definitive Agreement.

Merger Agreement

On October 21, 2018, EnLink Midstream, LLC (“ENLC”), EnLink Midstream Manager, LLC, the managing member of ENLC (the “Manager”), NOLA Merger Sub, LLC, a wholly-owned subsidiary of ENLC (“Merger Sub”), EnLink Midstream Partners, LP (the “Partnership”), and EnLink Midstream GP, LLC, the general partner of the Partnership (the “General Partner”), entered into a definitive Agreement and Plan of Merger (“Merger Agreement”).  Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving the merger as a wholly-owned subsidiary of ENLC (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”).

At the effective time of the Merger (the “Effective Time”), each issued and outstanding common unit representing a limited partner interest in the Partnership (collectively, the “Partnership Common Units”), except for any Partnership Common Units held by ENLC and its subsidiaries, will be converted into the right to receive 1.15 common units representing a limited liability company interest in ENLC (collectively, the “ENLC Common Units”).  Each Series B Cumulative Convertible Preferred Unit representing a limited partner interest in the Partnership (the “Partnership Series B Units”) and each 6.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will continue to be issued and outstanding following the Merger, except that certain terms of the Partnership Series B Units will be modified pursuant to the Amended Partnership Agreement (as defined below).  All equity-based awards issued and outstanding immediately prior to the Effective Time under the EnLink Midstream GP, LLC Long-Term Incentive Plan will be converted into an award with respect to ENLC Common Units with substantially similar terms as were in effect immediately prior to the Effective Time, with certain adjustments to the performance-based vesting terms of applicable awards related to the performance of ENLC.

Following the recommendation of the Conflicts Committee (the “ENLC Conflicts Committee”) of the Board of Directors of the Manager (the “Manager Board”), the Manager Board approved the Merger Agreement and resolved to submit the ENLC Common Unit Issuance (as defined below) for the approval of the holders of ENLC common units and to recommend that the holders of ENLC’s common units approve the ENLC Common Unit Issuance.  Concurrently with the execution of the Merger Agreement, GIP III Stetson II, L.P. (“GIP Stetson II”), in its capacity as the holder of a majority of the outstanding ENLC Common Units, approved the ENLC Common Unit Issuance by written consent (the “GIP II Written Consent”).  The GIP II Written Consent constitutes the requisite approval of the holders of ENLC Common Units under Rule 312.03(c) of the Listed Company Manual of the New York Stock Exchange (the “NYSE”) to approve the ENLC Common Unit Issuance.  As a result, ENLC has not solicited and is not soliciting approval of the ENLC Common Unit Issuance by holders of ENLC Common Units.

Following the recommendation of the Conflicts Committee (the “Partnership Conflicts Committee”) of the Board of Directors of the General Partner (the “General Partner Board”), the

General Partner Board approved and resolved to submit the Merger Agreement to a vote of the holders of outstanding common units and Partnership Series B Units, voting together as a single class (the “Partnership Voting Unitholders”), and to recommend that the Partnership’s Voting Unitholders adopt the Merger Agreement.

The Merger Agreement contains customary representations, warranties, and covenants by the parties, including, among others, a covenant that the Partnership and ENLC will conduct their respective businesses in the ordinary course, consistent with past practice, during the interim period between the execution of the Merger Agreement and the consummation of the Transactions.  Subject to certain exceptions, the Partnership has agreed not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposal.  ENLC and the Partnership have also agreed to use their reasonable best efforts to cooperate with each other to make certain regulatory filings and to respond to and comply with any requests for information with respect to antitrust and competition laws.

The Merger Agreement provides that the Partnership will convene a meeting of Partnership Voting Unitholders to consider and vote on the approval of the Merger Agreement (the “Partnership Unitholder Meeting”), subject to the terms and conditions of the Merger Agreement.

The Merger Agreement also contains customary closing conditions, including, among others: (i) approval of the Merger Agreement by the holders of a majority of the Partnership Voting Unitholders; (ii) approval of the ENLC Common Unit Issuance by the holders of ENLC Common Units, which has been completed pursuant to the written consent of GIP Stetson II; (iii) all required filings, consents, approvals, permits, and authorizations of any governmental authority in connection with the Transactions having been made or obtained; (iv) the absence of certain legal injunctions or impediments prohibiting the Transactions; (v) the distribution of the joint proxy statement/information statement of the Partnership and ENLC to holders of ENLC Common Units (in accordance with Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended) at least 20 calendar days prior to the closing of the Transactions; (vi) the effectiveness of a registration statement on Form S-4 registering the issuance by ENLC of the ENLC Common Units to be issued as consideration in the Merger; and (vii) approval for the listing of the ENLC Common Units to be issued as consideration in the Merger on the NYSE.

The Merger Agreement contains certain termination rights for ENLC and the Partnership, including, among others, (i) by the mutual written agreement of the Partnership (duly authorized by the Partnership Conflicts Committee) and ENLC (duly authorized by the Manager Board); (ii) by either ENLC or the Partnership, if (A) the Merger has not been consummated on or before June 30, 2019; or (B) the requisite approval of Partnership Voting Unitholders of the Merger Agreement is not obtained; (iii) by ENLC, if (A) the Partnership Conflicts Committee makes a Recommendation Change (as defined in the Merger Agreement) prior to the Partnership Unitholder Meeting or (B) if under certain conditions, there has been a material breach by the Partnership of any of its representations, warranties, or covenants set forth in the Merger Agreement that is not cured within 30 days of notice of such breach; and (iv) by the Partnership, if (A) subject to certain conditions, the Partnership has received a Superior Proposal (as defined in the Merger Agreement) and the General Partner Board (upon recommendation of the

Partnership Conflicts Committee) or the Partnership Conflicts Committee has determined in good faith that the failure to terminate the Merger Agreement would be inconsistent with its fiduciary duties, or (B) under certain conditions, there has been a material breach by ENLC of any of its representations, warranties, or covenants set forth in the Merger Agreement that is not cured within 30 days of notice of such breach.  The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, the Partnership or ENLC, as applicable, may be required to reimburse the other party’s expenses up to $5 million, and, in certain circumstances, the Partnership may be required to pay ENLC a termination fee equal to $55 million.

The Merger Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about ENLC, the Manager, Merger Sub, the Partnership, or the General Partner, or their respective subsidiaries or affiliates or equity holders. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by certain disclosures made by each contracting party to the other as a way of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that these representations, warranties, and covenants or any description thereof alone may not describe the actual state of affairs of ENLC, the Manager, Merger Sub, the Partnership, or the General Partner or their respective subsidiaries, affiliates, businesses, or equity holders as of the date they were made or at any other time. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ENLC’s or the Partnership’s public disclosures.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1 and is incorporated herein by reference.

Support Agreement

Concurrently with the execution of the Merger Agreement, GIP III Stetson I, L.P. (“GIP Stetson I”), ENLC, Acacia Natural Gas Corp I, Inc., a wholly-owned subsidiary of ENLC (“Acacia”), EnLink Midstream, Inc., a wholly-owned subsidiary of ENLC (“EMI” and, together with GIP Stetson I, and Acacia, the “Unitholders”), and the Partnership entered into a Support Agreement (the “Support Agreement”), pursuant to which, among other things, each of the Unitholders agreed to vote in favor of the adoption of the Merger Agreement.  The Support Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the Effective Time, and (iii) the mutual written agreement of the parties to the Support Agreement, with, in the case of the Partnership, the approval of the Partnership Conflicts Committee, to terminate the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed with this Current Report as Exhibit 10.1 and is incorporated herein by reference.

Preferred Restructuring Agreement

Concurrently with the execution of the Merger Agreement, Enfield Holdings, L.P. (“Enfield”), TPG VII Management, LLC (“TPG”), WSEP Egypt Holdings, LP (“WSEP”), WSIP Egypt Holdings, LP (“WSIP” and, together with WSEP, the “Goldman Parties” and, together with Enfield and TPG, the “Enfield Parties”), ENLC, the Manager, the Partnership, and the General Partner (ENLC, the Manager, the Partnership, and the General Partner collectively referred to as the “EnLink Parties”) entered into a Preferred Restructuring Agreement (the “Preferred Restructuring Agreement”), pursuant to which, among other things, Enfield and the EnLink Parties agreed that (i) each Partnership Series B Unit issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, continue to be issued and outstanding and represent a limited partner interest in the Partnership, with terms and conditions modified in accordance with the Amended Partnership Agreement, including exchangeability of the Partnership Series B Units, under certain conditions, into ENLC Common Units instead of Partnership Common Units, subject to the election of the Partnership to instead redeem for cash any such exchanged Partnership Series B Units, and no additional consideration will be delivered to any holder of Partnership Series B Units in respect of the Merger and the Preferred Restructuring Agreement and (ii) ENLC will issue to Enfield, for no additional consideration, a new class of non-economic common units representing limited liability company interests in ENLC (the “Class C Common Units”) equal to the number of Partnership Series B Units held by Enfield immediately following the Effective Time in order to provide Enfield with certain voting rights at ENLC in accordance with the Amended Operating Agreement (as defined below). For each additional Partnership Series B Unit issued by the Partnership pursuant to the Amended Partnership Agreement, ENLC will issue an additional Class C Common Unit to the applicable holder of such Partnership Series B Unit pursuant to the Amended Operating Agreement.

In connection with such treatment of the Partnership Series B Units, the EnLink Parties and the Enfield Parties agreed that (i) the General Partner will cause the Ninth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 21, 2017, as amended, to be amended and restated pursuant to a form of the Tenth Amended and Restated Agreement of Limited Partnership of the Partnership that is attached as an exhibit to the Preferred Restructuring Agreement (the “Amended Partnership Agreement”), and (ii) the Manager will cause the First Amended and Restated Operating Agreement of Parent, dated as of March 7, 2014, to be amended and restated pursuant to a form of the Second Amended and Restated Operating Agreement of ENLC that is attached as an exhibit to the Preferred Restructuring Agreement (the “Amended Operating Agreement”), in each case to, among other things, reflect the previously described modifications to the terms of the Partnership Series B Units and the issuance of the Class C Common Units.

In addition, pursuant to the Preferred Restructuring Agreement, (i) ENLC has agreed to execute and deliver, as of the Effective Time, an Amended and Restated Registration Rights Agreement with Enfield in a form that is attached to the Preferred Restructuring Agreement, pursuant to which that certain Registration Rights Agreement, dated as of January 7, 2016, by and between Enfield and the Partnership, will be amended and restated in its entirety, in order to, among other things, provide Enfield with certain registration rights with respect to the ENLC Common Units that are issuable upon exchange of the Partnership Series B Units (the “ENLC Exchange Issuance” and, together with the issuance of ENLC Common Units in the Merger and the issuance of the Class C Common Units, the “ENLC Common Unit Issuance”), (ii) the Manager and ENLC have agreed to execute and deliver, as of the Effective Time, an Amended and Restated Board Representation Agreement with TPG in a form that is attached to the Preferred Restructuring Agreement, pursuant to which that certain Board Representation Agreement, dated as of January 7, 2016, by and among the Partnership, the General Partner, EMI, and TPG will be amended and restated in its entirety, in order to, among other things, provide TPG with the right to appoint one member of the Manager Board, and (iii) the Manager, ENLC, and the Goldman Parties have agreed to execute and deliver, as of the Effective Time, an Amended and Restated Board Information Rights Letter Agreement in a form that is attached to the Preferred Restructuring Agreement, pursuant to which that certain Board Information Rights Letter Agreement, dated January 6, 2016, by and among the Partnership, the General Partner, EMI, and the Goldman Parties will be amended and restated in its entirety, in order to provide the Goldman Parties certain information rights with respect to materials provided to the Manager Board.

The Preferred Restructuring Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the mutual written agreement of the parties to the Preferred Restructuring Agreement, (iii) the conversion of all of the Partnership Series B Units into Partnership Common Units, and (iv) certain amendments to the Merger Agreement.

The foregoing description of the Preferred Restructuring Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Preferred Restructuring Agreement, a copy of which is filed with this Current Report as Exhibit 10.2 and is incorporated herein by reference.

Item 3.02.                                        Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report under the heading Preferred Restructuring Agreement regarding the issuance of Class C Common Units to Enfield is incorporated by reference into this Item 3.02.  The Class C Common Units will be issued to Enfield in a private offering pursuant to exemptions from registration in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).  The Class C Common Units will not be registered under the Securities Act and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

Item 8.01.                                        Other Events.

Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions, and expectations of our management, the matters addressed herein involve certain assumptions, risks, and uncertainties that could cause actual activities, performance, outcomes, and results to differ materially from those indicated herein. Therefore, you should not rely on any of these forward-looking statements. All statements, other than statements of historical fact, included in this Current Report constitute forward-looking statements, including but not limited to statements identified by the words “forecast,” “may,” “believe,” “will,” “should,” “plan,” “predict,” “anticipate,” “intend,” “estimate,” and “expect” and similar expressions. Such forward-looking statements include, but are not limited to, statements with respect to the consummation of the Transactions, including the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the Transactions.  Such statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of the Partnership and ENLC, which may cause the actual results to differ materially from those implied or expressed by the forward-looking statements. These risks include, but are not limited to, risks discussed in the Partnership’s and ENLC’s (collectively, “EnLink Midstream”) filings with the SEC, including the Partnership’s and ENLC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Neither the Partnership nor ENLC assumes any obligation to update any forward-looking statements.

The assumptions and estimates underlying the forecasted financial information included in the guidance information in this Current Report are inherently uncertain and, though considered reasonable by the EnLink Midstream management team as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted financial information. Accordingly, there can be no assurance that the forecasted results are indicative of EnLink Midstream’s future performance or that actual results will not differ materially from those presented in the forecasted financial information. Inclusion of the forecasted financial information in this Current Report should not be regarded as a Current Report by any person that the results contained in the forecasted financial information will be achieved.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, ENLC expects to file a registration statement on Form S-4 with the SEC containing a preliminary joint information statement and proxy statement of ENLC and the Partnership that also constitutes a preliminary prospectus of ENLC. After the registration statement is declared effective, the Partnership will mail a definitive proxy statement/prospectus to unitholders of the Partnership, and ENLC will mail a definitive information statement to unitholders of ENLC. This material is not a substitute for the joint proxy statement/prospectus/information statement or registration statement or for any other document that ENLC or the Partnership may file with the SEC and send to ENLC’s and/or the Partnership’s unitholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF ENLC AND THE PARTNERSHIP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/information statement (when available) and other documents filed with the SEC by ENLC or the Partnership through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ENLC and the Partnership will be available free of charge on ENLC’s and the Partnership’s website at www.enlink.com, in the “Investors” tab, or by contacting ENLC’s and the Partnership’s Investor Relations Department at 214-721-9696.

ENLC and the directors and executive officers of the managing member of ENLC, and the Partnership and the directors and executive officers of the general partner of the Partnership, may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the managing member of ENLC may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. Information about the directors and executive officers of the general partner of the Partnership may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Item 9.01.                                        Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT NUMBER	DESCRIPTION

2.1*

Agreement and Plan of Merger, dated as of October 21, 2018, by and among EnLink Midstream, LLC, EnLink Midstream Manager, LLC, NOLA Merger Sub, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC.

10.1

Support Agreement, dated as of October 21, 2018, by and among GIP III Stetson I, L.P., EnLink Midstream, LLC, Acacia Natural Gas Corp I, Inc., EnLink Midstream, Inc., and EnLink Midstream Partners, LP.

10.2

Preferred Restructuring Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, EnLink Midstream, LLC, EnLink Midstream Manager, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC.

*           Schedules attached to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. ENLC will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENLINK MIDSTREAM, LLC

	By:	EnLink Midstream Manager, LLC,
its Managing Member

Date: October 22, 2018		By:	/s/ Eric D. Batchelder
Eric D. Batchelder
Executive Vice President and Chief Financial Officer